RBC Life Sciences, Inc.
2301 Crown Ct.
Irving, Texas 75038
Tel.: 972-893-4000

January 11, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561

Attention: H. Christopher Owings, Assistant Director

Re:	RBC Life Sciences, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 11, 2010
Definitive Proxy Statement filed on Schedule 14A
Filed April 28, 2010
Forms 10-Q for the Quarters Ended March 31, 2010,
June 30, 2010 and September 30, 2010
Filed May 13, 2010, August 11, 2010 and
November 12, 2010
File Number 000-50417

Dear Mr. Owings:

We received your letter of December 16, 2010 (the “Comment Letter”).  We have set forth in this letter each of the comments from the Comment Letter and then our response to each such comment.  Our responses to the Comment Letter are indicated in bold.

Form 10-K

Risk Factors, page 15

We may have to obtain regulatory approvals before we market and sell certain Medical Products, page 18

1.    To provide context for this risk factor please disclose, if applicable, whether you have any pending applications for approval or you are preparing to file any applications.  If you do not have any pending applications then revise to state so.

Company response:

The Company does not have any pending applications for approval and none are presently being prepared.  The Company will so state in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

2.    Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way.  For example, we note your disclosure in your Risk Factor that third party payers are increasingly challenging the pricing of medical products and services.  Another example, you have adopted a new Associate compensation plan.  The adoption of a new Associate compensation plan would appear to be an adjustment in your business strategy in response to a trend or development in your business.  Your disclosure should provide your investors with a discussion of those trends that are impacting your business and, if applicable, any changes in your business strategy in response to those trends.  In this regard, also discuss whether you expect these trends to continue.  Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance.  Please discuss whether you expect levels to remain at this level or to increase or decrease.  Also, you should consider discussing the impact of any changes on your earnings.  Further, please discuss in reasonable detail:

•	Economic or industry-wide factors relevant to your company, and
•	Material opportunities, challenges, and
•	Risk in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Company response:

The Company will expand its disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in future filings with the Securities and Exchange Commission (the “Commission”) in accordance with the Commission staff’s comments above.  To illustrate the additional disclosures that the Company anticipates adding to MD&A, the Company has drafted the following additional disclosure related to its Form 10-K for the year ended December 31, 2009:

•	In the “Overview” section, the following paragraph would be added as a second paragraph under the first bullet:

Industry-wide factors that affect us and our competitors include the aging population, who tend to purchase more nutritional supplements as they age; the general public’s heightened awareness and understanding of the connection between diet and long-term health; and a growing interest in natural alternatives related to prevention of illness.  We expect these trends to continue.  In addition, the economic downturn has likely increased the desire of individuals to seek a second source of income through a network marketing opportunity, although potentially offsetting that trend is the downturn’s negative impact on consumer spending.

•	In the “Overview” section, the following paragraph would be added as a second paragraph under the second bullet:

Industry-wide factors affecting this segment include the increasing prevalence of chronic wounds, which is driven by the large and growing elderly, diabetic and obese populations as these groups are more likely to suffer from chronic wounds.  However, the increasing national focus on rising healthcare costs continues to provide impetus for third-party payers, including government-related payers such as Medicare, to challenge the pricing of medical products and services.  We expect these trends to continue.

•	In the “Overview” section, the following paragraph would be added as the second paragraph under the “Licensees” subheading:

Our net sales in this distribution channel are dependent upon the licensee’s success in building the market for our products in the licensed territory.  Factors that may affect the success of our licensees include (i) global and regional economic conditions, which can impact customer spending practices and the licensee’s ability to appropriately finance and operate its business; (ii) changes in currency exchange rates, which can impact licensee profit margins; (iii) the licensee’s ability to attract new Associates and retain existing Associates to sell and consume products, which requires the implementation of effective marketing, sales and support programs by the licensee; and (iv) competition from other suppliers of nutritional supplements and other network marketing companies operating in the licensee’s territory.  We support the business of our licensees by making available to the licensee high-quality products, innovative new products, technical information required to obtain product approvals in the licensee’s territory and materials related to marketing, sales and support programs used in North America.

•	In the “Overview” section, the following paragraph would be added as the second paragraph under the “Associate network” subheading:

Sales in this distribution channel are dependent upon the number and productivity of our Associates.  The opportunities and challenges that affect us in this channel are similar to those that affect our licensees, including (i) global and regional economic conditions; (ii) our ability to attract new Associates and retain existing Associates to sell and consume products; and (iii) competition from other suppliers of nutritional supplements and other network marketing companies operating in North America.  We attempt to effectively address these opportunities and challenges by offering, among other things, (i) high-quality products, (ii) innovative new products, (iii) a financially rewarding, up-to-date Associate compensation plan, which was introduced to our Associates in August 2009, (iv) Company-sponsored meetings and sales tools, and (v) a website maintained exclusively for Associates where Associates can obtain sales and marketing materials, place orders, sign up new Associates and track and manage their business activity.

•	In the “Overview” section, the following paragraph would be added as the second paragraph under the “Medical Products” subheading:

In this segment we compete against a number of companies, most of which are significantly larger, have far greater financial resources and have broader name recognition. We endeavor to compete in this segment by offering products that have unique features and are high quality and competitively priced.  We place a high degree of emphasis on identifying market needs and trends to ensure our product line remains current with developing trends and new scientific evidence.  By offering unique products, we are able to service niche markets not serviced by our larger competitors.

•	The following paragraph would be added as the last paragraph in the “Results of Operations” section, immediately preceding the “Liquidity and Capital Resources” section:

We may experience variations in the results of operations from quarter to quarter and/or year to year as a result of factors that include the following:

•	The level of recruiting and retention of Associates in North America and territories served by our licensees;

•	Variations in the level of business activity generated by our key customers;

•	The opening of new markets;

•	The timing and efficacy of Company-sponsored events, promotions and other marketing and sales initiatives;

•	New product introductions;

•	The negative impact of new regulations or changes in existing regulations domestically and/or internationally that may limit or restrict the sale of certain products;

•	The integration and operation of new information technology systems;

•	The inability to introduce new products or the introduction of new products by competitors;

•	Entry into one or more of our markets by competitors; and

•	General conditions in the nutritional supplement industry, the network marketing industry and the wound care industry.

As a result of these and other factors, sales, expenses, and results of operations could vary significantly in the future, and period-to-period comparisons should not be relied upon as indications of future performance.

Board of Directors, page 3

3.    Please revise to describe the business experience of Andrew V. Howard for the past five years, or clarify your disclosure by adding dates or the duration of employment.  Refer to Item 401(e) of Regulation S-K.

Company response:

Andrew V. Howard, an attorney, has been engaged as a solo practitioner since 2000.  The Company will revise the description of Mr. Howard’s business experience in future filings to include the year his solo practice began so that it is clear that the disclosure includes a description of his business experience during the past five years.

Compensation Decision-Making Process, page 11

4.    We note that you consider competitive market practices when considering salaries and total compensation paid by similarly-sized companies.  Please provide greater detail regarding whether these determinations entail benchmarking or whether they entail the review or consideration of comparative data for a more general purpose than benchmarking compensation.  See Question 118.05 in the Regulation S-K section of our Compliance and Disclosure Interpretations (July 3, 2008).  If you engage in benchmarking in setting this amount, please identify the benchmark and its components pursuant to Item 402(b)(2)(xiv).  See Item 402(b)(1)(v) or Regulation S-K.

Company response:

The Company does not engage in benchmarking as part of its executive compensation decision-making process.  Rather, the Compensation Committee reviews broad-based third-party surveys for a more general purpose than benchmarking compensation.  In making executive compensation decisions, the Compensation Committee uses compensation data provided by Salary.com and similar data available through the Company’s Professional Employer Organization, which is engaged by the Company to manage human resources, employee benefits and payroll on an outsourced basis.  In future filings, the Company will clarify that the Compensation Committee does not engage in benchmarking as part of its executive compensation decision-making process and that the review of comparative data is for a more general purpose than benchmarking compensation.

Summary Compensation Table, page 15

5.    Please confirm that for awards of options the aggregate grant date fair value (column (l)) was calculated in accordance with FASB ASC Topic 718 or advise.

Company response:

The Company calculated the aggregate grant date fair value of awards of options in accordance with FASB ASC Topic 718.  The Company will so state in future filings.

Grants of Plan-Based Awards, page 16

6.    If applicable, please confirm that the grant date fair value (column (l)) was calculated in accordance with FASB ASC Topic 718 or advise.

Company response:

The Company calculated the grant date fair value of option awards in accordance with FASB ASC Topic 718.  The Company will so state in future filings.

Forms 10-Q for the Quarters Ended March 31, 2010, June 30, 2010 and September 20, 2010

Exhibits 31.1 and 31.2

7.    We note that your certifications in each of your 2010 Forms 10-Q differ from the certification set forth in Item 601(b)(31) of Regulation S-K.  Specifically, you omitted the reference to internal controls over financial reporting in introductory paragraph 4.  Please confirm to us that your future filings will read exactly as set forth in Item 601(b)(31) of Regulation S-K.

Company response:

All such management certifications in the Company’s future filings with the Commission will read exactly as set forth in Item 601(b)(31) of Regulation S-K.

The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission.  The Company acknowledges that Commission staff comments or changes to disclosure in response to Commission staff comments in the Company’s filings with the Commission reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings.  The Company acknowledges that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that the addressee of the Comment Letter, John W. Price, is no longer with the Company, and, therefore, any subsequent comment letters should be addressed to the undersigned.  If you have any questions or comments with regard to any of the above responses, please contact Chris Converse of Gardere Wynne Sewell, legal counsel to the Company, at (214) 999-4903.

Sincerely,

/s/ Steven E. Brown
Steven E. Brown
Vice President – Finance
and Chief Financial Officer

cc:  Chris Converse, Esq. (with enclosure)